EXHIBIT 1
                                                                       ---------



NEWS RELEASE

NOVEMBER 6, 2002
ARC ENERGY TRUST ANNOUNCES THIRD QUARTER RESULTS
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CALGARY, NOVEMBER 6, 2002 (AET.UN and ARX - TSX) ARC Energy Trust ("the Trust")
announces the results for the third quarter ending September 30, 2002.

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                                                              Three Months Ended         Nine Months Ended
                                                                 September 30              September 30
                                                             2002           2001        2002        2001
----------------------------------------------------------------------------------------------------------
FINANCIAL
($CDN thousands, except per unit amounts)
Revenue before royalties                                   113,625       116,307      327,196      412,987
         Per unit(1)                                          0.91          1.12         2.79         4.14
         Per boe                                             29.13         30.05        28.11        35.34
Cash flow                                                   56,603        54,479      162,474      211,238
         Per unit(1)                                          0.45          0.53         1.38         2.12
         Per boe                                             14.51         14.08        13.96        18.08
Net income (loss)                                           (3,505)       30,349       40,297      125,439
         Per unit(1)                                         (0.03)         0.29         0.34         1.26
Cash distributions                                          47,644        60,813      135,557      185,516
         Per unit                                             0.39          0.60         1.17         1.86
Net debt                                                   271,203       338,135      271,203      338,135
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OPERATING
Production
         Crude oil (bbl/d)                                  20,809        20,066       20,789       20,292
         Natural gas (mmcf/d)                                109.1         109.5        109.9        114.4
         Natural gas liquids (bbl/d)                         3,408         3,740        3,521        3,445
         Total (boe/d)                                      42,394        42,056       42,632       42,800
Average prices
         Crude oil ($/bbl)                                   33.68         33.27        32.10        33.21
         Natural gas ($/mcf)                                  4.11          4.45         4.12         6.31
         Natural gas liquids ($/bbl)                         25.23         29.61        22.89        34.24
         Oil equivalent ($/boe)                              29.13         30.05        28.11        35.34
----------------------------------------------------------------------------------------------------------
SUPPLEMENTAL
(Thousands)
Trust units outstanding at end of period                   122,928       102,407      122,928      102,407
Trust units issuable for Exchangeable shares                 3,342         1,116        3,342        1,116
Trust units & Exchangeable shares at end of period(2)      126,270       103,523      126,270      103,523
Weighted average units & Exchangeable shares               124,794       103,449      117,336       99,777
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TRADING STATISTICS
($CDN except volume)
High                                                         12.90         12.59        13.29        13.50
Low                                                          11.86         10.41        11.45        10.41
Close                                                        12.80         10.61        12.80        10.61
Average daily volume                                       255,731       393,557      316,919      445,562
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

(1) Per unit amounts (with the exception of per unit distributions) are based on the weighted average units.

(2) Includes Exchangeable shares converted at the end of period exchange ratio.


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News Release - November 6, 2002
Page 2
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OPERATIONAL & DEVELOPMENT ACTIVITIES

In the third quarter, capital expenditures of $16.1 million were focused on continued development in core areas and on increasing production from recently acquired assets.

After completion of seasonal maintenance activity early in the third quarter, production volumes increased slightly over the second quarter to 42,394 boe/d. This increase is also associated with the acquisition of new properties during the quarter that helped offset natural declines.

SOUTHEAST SASKATCHEWAN:
Reservoir simulation studies for the Lougheed Unit have identified modifications to the waterflood that could be implemented to improve production and increase ultimate recoverable reserves. Water injection targets for the area were altered and positive production results are now evident. The simulation results are also being used to plan expenditures in the area for 2003.

During the third quarter, minor improvements were made to our Lougheed Solution Gas Conservation Plant. This plant now blends lighter condensates with medium gravity oil, lightening the overall density and increasing the sales value of the oil produced, resulting in enhanced revenues to ARC.

In the non-operated Weyburn Unit, production has increased as a result of a positive response to the CO2 injection flood project. The operator believes that the incremental response from the CO2 flood is in the order of 3,000 boe/d gross (186 boe/d net to ARC). The operator will be expanding the CO2 flood project area to the south of the existing area in 2003 to further enhance reserves and production.

Elsewhere in Southeast Saskatchewan, ARC drilled a new oil well in the Nottingham area and a group line expansion project was completed to process the additional production. The well has been producing at an average rate of approximately 160 boe/d net to ARC.

SOUTHEAST ALBERTA AND SOUTHWEST SASKATCHEWAN:
ARC is pursuing a strategy of growing its core, shallow gas properties in the Jenner area by selectively targeting deeper zones in addition to the traditional shallower zones. A new Jenner area gas well is currently producing at a sustained rate of 1.5 mmcf/d net to ARC.

A dozen small property acquisitions were made in Southern Alberta in 2002, evidencing ARC's strategy of achieving long-term operating efficiencies and higher netbacks by increasing our ownership interest in core areas. In 2002, ARC increased its asset base in Jenner, Jenner South, Grassy Lake and Retlaw via property acquisitions and in Brooks via farm-in. A recent third quarter acquisition expanded our interest in the Grassy Lake property and increased production by 255 boe/d.

CENTRAL ALBERTA:
Production volumes increased by an average of 150 boe/d in the Garrington area of Central Alberta as a result of production optimization efforts that have been ongoing since June 2001.

During the third quarter, a significant acquisition in the Medicine River area was completed which added 1,000 boe/d to the area. ARC will operate several of the properties acquired and is utilizing its technical expertise to add to production volumes and enhance the exploitation of existing reserves. Development activity will continue in this area for the upcoming quarter.

DRAYTON VALLEY:
Improvements to the waterfloods in the Pembina properties continued in the third quarter. The waterflood was reactivated in the north half of MIPA Block 10 following the completion of facility and pipeline modifications. Results have been positive with injection rates exceeding expectations. Facility modifications, including installation of water filtration, have also been completed in MIPA Block 1. Through ongoing fine-tuning of our facilities, we expect lower operating and maintenance costs, and increased production and reserves in the Pembina area.


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News Release - November 6, 2002
Page 3
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In the non-operated Westerose field, we have participated in the drilling of a number of Glauconite gas wells. These wells are higher rate, sweet gas wells that have a low decline rate and long reserve life. The infrastructure is already in place allowing easy, low cost access to processing facilities. To date the results have been extremely positive and drilling will continue through the end of the year.

ENVIRONMENT AND SAFETY MANAGEMENT

ARC is committed to conducting its operations in a safe and environmentally responsible manner. Through the third quarter, ARC maintained its safety record of zero Lost Time Accidents for employees and contractor operators. We continued to perform flare pit remediations, well abandonment and reclamations to proactively address environmental concerns.

ACQUISITIONS AND DISPOSITIONS

Year-to-date, the Trust has completed $57.2 million of net acquisitions, of which $46.0 million closed during the third quarter. The net average price paid for the properties acquired is approximately $6.85 per boe for established reserves and $23,000 per boe of daily production. The properties have an average reserve life index in excess of nine years.

CASH DISTRIBUTIONS AND UNITHOLDER RETURNS

ARC distributed $0.39 per unit during the third quarter bringing the total year-to-date cash distributions to $1.17 per unit. To October 15, 2002 total cash distributions of $10.25 have been paid since inception to Unitholders, exceeding the July 1996 Initial Public Offering of $10.00 per trust unit. This represents a 21 per cent compound annual return and a total return of 234 per cent (assuming distribution re-investment) over the life of the Trust.

ARC maintains a distribution policy of withholding up to 20 per cent of net cash flow to partially fund our development capital program. This policy also provides the Trust with the ability to manage distributions through commodity price cycles providing stability to both distributions and unit price. Approximately 84 per cent of cash flow was distributed to unitholders for the third quarter and 83 per cent of cash flow was distributed to unitholders for the first three quarters of 2002. Year-to-date, $26.9 million ($0.21 per unit) of cash flow has been reinvested in drilling and other development activities and to make a $3.5 million contribution to the Reclamation Fund.

On October 17th, 2002, the Trust announced that the November 15th distribution would be $0.13 per trust unit and that subject to confirmation, the December distribution is also expected to be $0.13 per unit. At these levels, cumulative cash distributions paid in calendar year 2002 will be $1.58 per trust unit.

PRICE RISK MANAGEMENT PROGRAM

The Trust actively manages commodity price risk by entering into hedging contracts to protect revenue from fluctuations in commodity prices. This risk management program helps to provide stability for the cash distributions to unitholders. For the fourth quarter of 2002, approximately 55 per cent of the Trust's crude oil and natural gas liquids (liquids) production is hedged at US$23.69 per barrel as compared to 54 per cent hedged at $23.77 per barrel in the third quarter.

For 2003 approximately one third of ARC's liquids production volume is hedged at prices above US$25.00 per barrel, including 50 per cent hedged in the first quarter at US$25.97 per barrel and 18 per cent hedged in the fourth quarter at US$25.01 per barrel.

For the summer of 2003, ARC has hedged approximately 30 per cent of our gas production at CDN $4.50/mcf. Approximately five per cent of our winter 2003 natural gas production is currently hedged at an average price of $4.25/mcf.


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News Release - November 6, 2002
Page 4
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TAXABILITY OF 2002 CASH DISTRIBUTIONS

The taxable portion of unitholder cash distributions for year 2002 is expected to be approximately 60 to 70 per cent. The balance is considered return of capital and tax deferred. Information that provides year-by-year taxability of distributions may be found at the Investor Relations section of our website www.arcresources.com.
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                                          RETURN OF               TAXABLE
                                           CAPITAL                PORTION
                                           -------                -------
                     YTD(1)
                  Distribution      $/unit           %      $/unit          %
--------------------------------------------------------------------------------
2002 est.(2)         $1.32(3)       $0.46          35%      $0.86         65%
2001                 $2.41          $0.77          32%      $1.64         68%
2000                 $1.86          $1.02          55%      $0.84         45%
1999                 $1.25          $0.99          79%      $0.26         21%
1998                 $1.20          $1.08          90%      $0.12         10%
1997                 $1.40          $1.09          78%      $0.31         22%
1996                 $0.81          $0.81         100%         --          --
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(1)      Based on cash payments in the respective calendar year.
(2)      Estimated taxable portion of 2002 distributions is 60 to 70 per cent.
(3)      2002 total distributions based on actual payments to October 15, 2002.

Investors who wish to participate in the returns of the Trust on a more tax effective basis, and who do not need monthly cash distributions, may want to purchase ARC Resources Exchangeable shares.

DISTRIBUTION RE-INVESTMENT AND OPTIONAL CASH PAYMENT PROGRAM

Registered unitholders may participate in our Distribution Re-investment Plan by electing to re-invest cash distributions into new trust units. Additionally, a Registered unitholder may choose to make optional cash payments of up to $3,000 per month to acquire additional trust units per distribution date. All DRIP unit purchases are made at prevailing market prices and without any additional fees or commissions. Information and the DRIP form may be accessed at the Investor Relations section of our new website.

MESSAGE TO UNITHOLDERS

INTERNALIZATION OF MANAGEMENT CONTRACT:
On August 28, 2002, ARC Energy Trust unitholders voted in favour of eliminating the external management contract structure and all related future fees. The contract was purchased for $55.0 million plus expenses related to the purchase, paid primarily in the form of trust units and exchangeable shares, to 73 shareholders of the management company. This transaction was accretive to the Trust and met all of the Trust's acquisition criteria.

The internalization improves our competitive position in the acquisition market and should provide greater opportunities going forward for adding value. The subsequent increase in management ownership of trust units ensures alignment of management and unitholder interests. The management and directors now own approximately two per cent of the outstanding units. Our management team remains committed to providing first quartile returns and superior performance, as has been the case since inception.

The benefits of the internalization transaction include the potential reduction in the cost of capital through the expansion of our investor base. Institutions and pension funds that would typically not invest in an energy trust with external management fees may now invest in ARC. Corporate governance is improved through transparency in the reporting of management compensation and increasing the number of non-


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News Release - November 6, 2002
Page 5
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management directors to six. Overall costs are reduced through the elimination of management fees and acquisition and disposition fees, without impacting the general and administrative costs of the Trust.

The elimination of the management contract was achieved through the purchase of the management company which owned the contract. Although the contract is a tangible asset with significant value, ARC has determined that 46 per cent of the cost of internalization ($25.9 million) should be expensed during the third quarter. As a result, third quarter net operating income of $22.4 million became a net loss of $3.5 million after the charge for internalization.

KYOTO PROTOCOL:
The question most frequently posed to us relates to the impact that ratification of the Kyoto accord will have on the Trust. The reality is that while we do not expect this to have a material impact on our performance, we cannot respond definitively since the Federal government has not advised our industry on how it plans to implement the accord if ratified.

It is our understanding that approximately 20 per cent of Canada's greenhouse gas emissions are associated with production of hydrocarbons, while 80 per cent result from the consumption thereof. Even with ratification of the accord proposed before year-end, the Federal government has not determined how the full burden of emission reductions will be shared between industry and consumers and how industry's share will be allocated and administered. Our industry may be significantly impacted by the magnitude of the reductions required under the accord. However, ARC's production is predominantly light, sweet oil and sweet natural gas, which, on a relative basis, has the lowest emission levels per unit of production. Therefore, on a relative basis, ARC will be impacted less than our industry as a whole.

ARC Resources Ltd. supports the position taken by the Canadian Association of Petroleum Producers (CAPP) and the Alberta government which oppose ratification of the Kyoto accord, but support reductions in emission intensity, thereby allowing our industry and the Canadian economy to continue to grow. ARC, as well as most CAPP members, has active and ongoing voluntary programs to reduce greenhouse gas emissions that will continue regardless of the status of the ratification process.

Our opposition to the Kyoto protocol should not be misconstrued as being a desire to do nothing about so-called greenhouse gas emissions. Rather, it is recognition of the fact that, although well intentioned, the Kyoto accord is severely flawed and better, made in Canada, solutions are possible. As more people come to understand the implications of the Kyoto accord and the harmful impact it could have on the Canadian economy, opposition to the accord increases throughout the country.

Our company and our industry will continue to invest in emission reduction activities which will benefit future generations of Canadians and we will work constructively with government agencies in all areas of environmental stewardship.

CAPP APPOINTMENT:
On November 1, 2002, I assumed the role of Chairman of the Board of Directors of the Canadian Association of Petroleum Producers (CAPP) for an 18 month term that concludes in April 2004. CAPP represents 140 companies which account for over 95 per cent of Canada's crude oil and natural gas production. For the first time, the royalty trust sector will be represented at the highest level of CAPP. This appointment is positive for our sector and our company as well as challenging as it comes at a point where our industry has a number of significant issues facing it including the Kyoto accord. I look forward to representing our company and our industry as we deal with the ever increasing challenges we face in maintaining a growing, vibrant, profitable and environmentally responsible energy industry in this country.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001.


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News Release - November 6, 2002
Page 6
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PRODUCTION: Production volumes during the third quarter of 2002 averaged 42,394 boe/d compared to 42,056 boe/d for the same period in 2001. This represents a one per cent increase from the third quarter of 2001. For the first nine months of 2002, oil production was 20,789 barrels per day, natural gas production was
109.9 million cubic feet per day and natural gas liquids production was 3,521 barrels per day. Year-to-date 2002 production on a boe equivalent was 42,632 boe/d compared to 42,800 boe/d for the same period in 2001.

ARC expects fourth quarter production to be approximately 42,000 boe/d.

PRICES: Third quarter prices for West Texas Intermediate (WTI) crude oil averaged US$28.25 per barrel, six per cent higher than the US$26.76 per barrel realized during the third quarter of 2001. Natural gas prices have decreased in 2002 compared to 2001. AECO hub prices were $3.25/mcf for the third quarter, down 17 per cent from $3.93/mcf for the same period in 2001. Year-to-date AECO hub prices averaged $3.68/mcf, a 50 per cent decrease from $7.28/mcf for the first nine months of 2001.

The combined effect of the change in oil and gas prices resulted in a realized price for the third quarter of $29.13/boe, down three per cent from the $30.05/boe realized in the third quarter of 2001. For the first nine months of 2002 realized prices have declined 21 per cent from 2001 to $28.11/boe.

HEDGING: ARC's third quarter 2002 prices include a hedging gain of CDN$0.90/mcf for natural gas and a hedging loss of US$3.76/barrel for oil. This compares to a hedging gain in the third quarter of 2001 of CDN$0.74/mcf for natural gas and hedging loss of US$1.64/barrel for oil.

For 2002, ARC has hedged approximately 55 per cent of oil volumes and 42 per cent of natural gas volumes utilizing a variety of contracts. The quantity and price of amounts hedged vary, depending on the market price of the commodity. For 2003, ARC has hedged approximately 35 per cent of oil production and 19 per cent of natural gas production (see Note 4 to the Financial Statements - Financial Instruments for details on ARC's hedging contracts).

REVENUE: Revenue, prior to hedging transactions, was $116.5 million ($113.6 million after hedging) for the third quarter of 2002 compared to $112.6 million ($116.3 million after hedging) for the third quarter of 2001. For the nine months ended September 30, 2002, revenue after hedging has decreased by 21 per cent to $327.2 million compared to 2001. The decrease in revenue matches the 21 per cent decline in commodity prices, primarily attributable to the decline in natural gas prices.

OPERATING NETBACKS: The components of operating netbacks are shown below:

--------------------------------------------------------------------------------
                                              2002
($/boe)                             Q3         Q2        Q1
--------------------------------------------------------------------------------
Market price                   $  29.86   $  30.60   $  22.55
Cash hedging gain/(loss)          (1.17)     (1.36)      3.00
Non-cash hedging gain/(loss)       0.44       0.45       0.03
--------------------------------------------------------------------------------
Selling price                     29.13      29.69      25.58
Royalties                         (5.51)     (5.58)     (4.45)
Operating costs                   (6.54)     (6.30)     (6.41)
--------------------------------------------------------------------------------
Netbacks                       $  17.08   $  17.81   $  14.72
--------------------------------------------------------------------------------

Operating netbacks for the third quarter declined four per cent to $17.08/boe from $17.85/boe for the same period last year. On a year-to-date basis operating netbacks declined in 2002 by 25 per cent to $16.52/boe. These decreases are due to reduced commodity prices coupled with increased operating costs.

Total Royalties (net of Alberta Royalty Tax Credit), as a percentage of pre-hedged revenue decreased in the third quarter to 18.5 per cent from 22.9 per cent for the same period in 2001. This is due primarily to lower gas royalty rates in 2002 as a result of lower gas prices. Year-to-date royalties were 18.7 per cent of pre-hedged revenue, down from 21.8 per cent in 2001.


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News Release - November 6, 2002
Page 7
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Operating costs, net of processing income, increased by 19 per cent to $25.5 million ($6.54/boe) for the third quarter from $21.4 million ($5.54/boe) for the same period in 2001. Year-to-date operating costs were $74.7 million ($6.42/boe), a 19 per cent increase from the same period in 2001. The increase in operating costs is concentrated in ARC's non-operated properties and is a result of a general increase in all cost categories coupled with one-time costs billed to the Trust by operators of ARC's non-operated properties. The increase in operating costs per boe is in line with overall industry trends. In addition, some of the properties purchased by ARC in the third quarter have higher operating costs than ARC's pre-existing assets.

GENERAL & ADMINISTRATIVE EXPENSES & MANAGEMENT FEES: General and administrative expenses, net of operating recoveries on operated properties, increased in the third quarter 2002 to $0.97/boe from $0.75/boe for the same period in 2001. Year-to-date general and administrative expenses were $11.3 million ($0.97/boe), up from the $8.8 million ($0.75/boe) incurred for the same period in 2001. This increase is due primarily to increases in employee costs and office expenses.

Prior to the internalization of the management contract, the Manager received a fee equal to three per cent of net operating revenue. Management fees amounted to $1.3 million ($0.34/boe) for the three months ending September 30, 2002 compared to $2.0 million ($0.51/boe) for the same period in 2001. Fees for the first nine months were $5.2 million, down from $7.0 million for the same period in 2001. Third quarter 2002 acquisition and disposition fees paid to the Manager were $0.7 million compared with $0.4 million for the same period in 2001. For the first three quarters of 2002 and 2001 these fees totaled $0.9 million and $7.8 million respectively. The acquisition of Startech Energy Inc. is the reason the fees were higher in 2001.

ELIMINATION OF FUTURE MANAGEMENT FEES: In the third quarter of 2002, the Trust received unitholder approval for the elimination of the external management contract and related fees through the purchase of ARC Resources Management Ltd. ("ARML" or "the Manager"). At a Special Meeting of unitholders held on August 28, 2002 in Calgary, which attracted the highest unitholder voting participation ever for ARC Energy Trust, approximately 83 per cent of the trust units and exchangeable shares voted were in favour of ARC's industry leading initiative. Both retail and institutional investors demonstrated strong support.

Two assets were acquired in this transaction; a future cash flow equal to three per cent of net operating income, and the direct hiring of existing management and approximately 135 employees of the Manager. The purchase by the Trust was not made to remove the management team and associated staff, but to obtain the three per cent of net operating income and keep the organization intact. ARC has accounted for this transaction conservatively by capitalizing, as a deferred charge, the amount that relates to the three per cent of net operating income (based upon an independent reserve evaluation) of ARC's established reserves on a produce-out basis over the remaining five year term of the management contract, and retention bonuses to be paid out over the next five years to senior management. The remainder, which was expensed, consists of the purchase of the three per cent revenue stream over and above the existing established reserves for the next five years and future acquisition and disposition fees. In effect the expensed amount reflects the going concern activities of the Trust.

The purchase price includes an obligation to pay $5.0 million of future retention bonuses to senior management. The bonuses will be paid out in equal amounts over a five year period if the officer stays employed by the Trust. In the event of a departure of any officer, future bonus payments will be forfeited to the benefit of the Trust. The $1.0 million current portion of the bonus is included in accounts payable and accrued liabilities. The remaining $4.0 million has been set up as a long-term liability.

The purchase of ARML was paid for with cash, exchangeable shares and trust units. The exchangeable shares and trust units are subject to escrow and forfeiture provisions for most of the shareholders of ARML. The escrow terms for eight senior shareholders of ARML require that 66 2/3 per cent of the securities issued be held in escrow for a period of five years. Escrow terms for other major shareholders of ARML require that 50 per cent of the securities be held for up to five years. These two groups account for 92 per cent of the total ARML shares. These provisions were put in place to ensure management and staff remain employees of ARC and continue to add value for the Trust and its unitholders.


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News Release - November 6, 2002
Page 8
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INTEREST EXPENSE: Interest expense decreased to $3.0 million for the third quarter of 2002 from $4.4 million for the same period in 2001. Interest expense for the first nine months of 2002 was $9.1 million, 33 per cent lower than the previous year. This decrease is due to lower interest rates in the current period coupled with lower debt levels. Gross proceeds of $120.5 million (net $114.3 million) from a June 3rd equity offering were partially used to reduce debt.

DEPLETION, DEPRECIATION & FUTURE SITE RECLAMATION EXPENSES: The depletion, depreciation and amortization (DD&A) rate of $10.55/boe for the third quarter increased slightly from $10.37/boe for the same quarter of 2001. Current quarter DD&A includes the amortization of the deferred charge.

TAXES: Capital taxes for the third quarter of 2002 were $0.4 million compared to $0.6 million for the same period of 2001.

For the three months ended September 30, 2002, a future income tax recovery of $7.7 million was included in income compared to $13.5 million for the comparable period in 2001. For the nine months ended 2002 and 2001 the future income tax recovery was $22.5 million and $21.2 million, respectively. In the Trust's structure, payments are made between ARC Resources and the Trust, transferring both income and future tax liability to individual unitholders. As a result, it is ARC's opinion that future income taxes will not be paid by ARC Resources Ltd.

CASH FLOW AND EARNINGS: The total changes in revenue and expenses outlined above resulted in earning declines for the third quarter and the first nine months of 2002 compared to the same period in 2001. A third quarter loss of $3.5 million was the result of net operating income of $22.4 million reduced by the $25.9 million expensed portion of the cost to internalize the management contract. This compares to net income of $30.3 million for the third quarter of 2001. Cash flow for the third quarter increased to $56.6 million from $54.5 million in the third quarter of 2001.

CAPITAL EXPENDITURES: Capital expenditures were $61.6 million for the first nine months of 2002 with $23.5 million financed from cash flow and $38.1 million funded by the proceeds of the equity offering. ARC is expected to spend approximately $105 million on capital expenses for the full year, in line with budgeted amounts. In addition to the capital program, acquisitions net of dispositions in the first three quarters of 2002 equaled $57.2 million. A breakdown of capital expenditures by category is shown below:

--------------------------------------------------------------------------------
                                              Q3         YTD
$ millions                                   2002       2002
--------------------------------------------------------------------------------
Geological & geophysical
     expenditures                         $   0.6   $    1.4
Development drilling                         12.1       49.2
Plant and facilities                          3.1       10.0
Other capital expenditures                    0.3        1.0
Producing property net acquisitions          46.0       57.2
--------------------------------------------------------------------------------
Total Capital Expenditures                $  62.1   $  118.8
--------------------------------------------------------------------------------
     Financed with cash flow              $   7.8   $   23.5
     Financed with debt & equity          $  54.3   $   95.3
--------------------------------------------------------------------------------


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News Release - November 6, 2002
Page 9
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CAPITALIZATION AND FINANCIAL RESOURCES:
--------------------------------------------------------------------------------
                                    Sept 30       Dec 31    Sept 30
$ millions                            2002         2001      2001
--------------------------------------------------------------------------------
Long-term debt                    $    271.5  $    294.5  $    338.1
Less: working capital/(deficit)          0.3         5.8          --
--------------------------------------------------------------------------------
Net debt obligations                   271.2       288.7       338.1
Market value of Trust units
    and Exchangeable shares(1)       1,594.0     1,350.9     1,097.6
--------------------------------------------------------------------------------
Total ARC capitalization          $  1,865.2  $  1,639.6  $  1,435.7
--------------------------------------------------------------------------------
Net debt as a percentage
    of total capitalization             14.5%       17.6%       23.5%
--------------------------------------------------------------------------------

(1) Based upon the September 30, 2002 closing market price of the Trust units

Total long-term debt outstanding at the end of the third quarter was $271.5 million, with $400 million in credit facilities available. Working capital at September 30, 2002 was $0.3 million. The decrease in net debt from December 31, 2002 is due to the second quarter equity offering partially offset by acquisitions and capital expenditures funded by debt during the year.

Subsequent to the quarter end, the Trust took the opportunity to issue an additional US$35 million (approximately CDN$56 million) eight year (six year average life) debt at a fixed rate of 4.94 per cent. The proceeds of the US long-term debt were used to repay Canadian denominated debt, leaving the total debt and credit facilities of the Trust unchanged.

On August 29, 2002 the Trust and its subsidiaries issued 3.3 million exchangeable shares and 0.3 million units plus cash of $4.25 million in exchange for all of the outstanding shares of ARML (for additional details, refer to Elimination of Future Management Fees section of MD&A and Note 2 to the financial statements). Directors and officers of ARC Energy Trust now own approximately 2.5 million trust units. Total trust units owned by the directors, management and staff of ARC Financial Group increased to approximately 4.6 million units.

CASH DISTRIBUTIONS: Total cash distributions of $0.39 per trust unit were made in the third quarter of 2002 ($0.60 in third quarter 2001). Total cumulative distributions since inception equal $641 million ($10.25 per trust unit). In the third quarter of 2002, 84 per cent of cash flow was distributed to unitholders. The remaining 16 per cent ($9.0 million) was used to fund a portion of current period capital expenditures and make contributions to the reclamation fund. For the first nine months of 2002, 83 per cent of cash flow was distributed to shareholders compared to 88 per cent for the same period in 2001.

ARC's distribution policy is to withhold up to 20 per cent of cash flow (on a year-to-date basis), net of the reclamation fund contributions, to partially fund capital expenditures. The actual amount withheld is dependant on the commodity price environment and is at the discretion of the Board of Directors.

Monthly cash distributions for the fourth quarter have been set at $0.13 per unit subject to confirmation as commodity price fluctuations occur.

ARC forecasts that approximately 60 to 70 per cent per cent of distributions paid in 2002 will be taxable to unitholders, with the remainder treated as a tax deferred return of capital.

News Release - November 6, 2002
Page 10
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET
                                                        As at           As at
($CDN thousands)                                    September 30,   December 31,
(unaudited)                                             2002            2001
--------------------------------------------------------------------------------
ASSETS
Current assets
         Cash                                       $     1,035    $       646
         Accounts receivable                             44,986         51,875
         Prepaid expenses                                 8,640          6,030
--------------------------------------------------------------------------------
                                                         54,661         58,551
Reclamation fund                                         12,647         10,147
Deferred charge (Note 2)                                 29,598             --
Property, plant and equipment                         1,316,506      1,311,306
--------------------------------------------------------------------------------
Total assets                                        $ 1,413,412    $ 1,380,004
--------------------------------------------------------------------------------
LIABILITIES
Current liabilities
         Accounts payable and accrued liabilities   $    38,345    $    35,595
         Cash distributions payable                      15,986         16,594
         Payable to the Manager                              --            557
--------------------------------------------------------------------------------
                                                         54,331         52,746
Long-term debt (Note 3)                                 271,533        294,489
Site reclamation and abandonment                         35,296         28,837
Commodity and foreign currency contracts (Note 4)         8,424         13,107
Future income taxes                                     152,198        174,703
Retention bonuses (Note 2)                                4,000             --
--------------------------------------------------------------------------------
Total liabilities                                       525,782        563,882
--------------------------------------------------------------------------------
UNITHOLDERS' EQUITY
         Unitholders' capital (Note 5)                1,168,158      1,029,538
         ARL Exchangeable shares (Note 5)                 8,498         10,392
         ARML Exchangeable shares (Notes 2 and 5)        30,042             --
         Accumulated earnings (Note 1)                  321,819        281,522
         Accumulated cash distributions                (640,887)      (505,330)
--------------------------------------------------------------------------------
Total unitholders' equity                               887,630        816,122
--------------------------------------------------------------------------------
Total liabilities and unitholders' equity           $ 1,413,412    $ 1,380,004
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

News Release - November 6, 2002
Page 11
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF INCOME AND ACCUMULATED EARNINGS
($CDN thousands, except per unit amounts)
(unaudited)

                                                Three Months Ended      Nine Months Ended
                                                  September 30             September 30
                                                2002         2001         2002        2001
----------------------------------------------------------------------------------------------
REVENUE
     Oil, natural gas, natural gas liquids
          and sulphur sales                  $ 113,625    $ 116,307    $ 327,196    $ 412,987
     Royalties                                 (21,493)     (25,791)     (60,249)     (93,359)
----------------------------------------------------------------------------------------------
                                                92,132       90,516      266,947      319,628
----------------------------------------------------------------------------------------------
EXPENSES
     Operating                                  25,506       21,442       74,711       62,832
     General and administrative                  3,782        2,909       11,302        8,779
     Management fee                              1,340        1,986        5,161        6,980
     Interest on long-term debt                  3,015        4,418        9,091       13,525
     Depletion, depreciation
          and amortization                      41,131       40,124      122,073      119,342
     Capital taxes                                 410          637        1,212        1,059
     (Gain)/loss on foreign
           exchange (Note 1)                     2,305        2,151         (287)       2,852
     Internalization of management
          contract (Note 2)                     25,892           --       25,892           --
----------------------------------------------------------------------------------------------
                                               103,381       73,667      249,155      215,369
----------------------------------------------------------------------------------------------

Income (loss) before provision
     for income taxes                          (11,249)      16,849       17,792      104,259
Future income tax recovery                       7,744       13,500       22,505       21,180
----------------------------------------------------------------------------------------------
Net income (loss) (Note 1)                      (3,505)      30,349       40,297      125,439
Accumulated earnings,
     beginning of period (Note 1)              325,324      239,083      281,522      143,993
----------------------------------------------------------------------------------------------
Accumulated earnings, end of period          $ 321,819    $ 269,432    $ 321,819    $ 269,432
----------------------------------------------------------------------------------------------
Net income (loss) per unit (Note 6)
     Basic                                   $   (0.03)   $    0.29    $    0.34    $    1.26
     Diluted                                 $   (0.03)   $    0.29    $    0.34    $    1.25
----------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

News Release - November 6, 2002
Page 12
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH DISTRIBUTIONS AND ACCUMULATED CASH DISTRIBUTIONS ($CDN thousands, except per unit amounts)
 (unaudited)

                                                Three Months Ended      Nine Months Ended
                                                  September 30             September 30
                                                2002         2001         2002        2001
-------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                               $  (3,505)   $  30,349    $  40,297    $ 125,439
         Future income tax recovery                (7,744)     (13,500)     (22,505)     (21,180)
         Depletion, depreciation
              and amortization                     41,131       40,124      122,073      119,342
         Internalization of management
               contract (Note 2)                   25,892           --       25,892           --
         Amortization of commodity
               and foreign currency contracts      (1,568)      (4,639)      (3,086)     (15,199)
         Unrealized (gain)/loss on
               foreign exchange (Note 1)            2,397        2,145         (197)       2,836
-------------------------------------------------------------------------------------------------
CASH FROM OPERATIONS                               56,603       54,479      162,474      211,238
-------------------------------------------------------------------------------------------------
CASH FROM OPERATIONS (99 per cent)                 56,037       53,934      160,849      209,126
Add (deduct):
         General and administrative reimbursement
               (residual one per cent)                566          545        1,625        2,112
         Capital expenditures                      (7,836)         (66)     (23,454)     (27,537)
         Proceeds from disposition of
               royalty interests                    1,222        8,176        2,726       15,205
         Discretionary debt repayment              (1,222)      (8,176)      (2,726)     (15,205)
         Reclamation fund contributions
               and actual costs incurred           (1,122)        (191)      (3,500)      (4,333)
         Current period accruals                       (1)       6,591           37        6,148
-------------------------------------------------------------------------------------------------
CASH DISTRIBUTIONS                                 47,644       60,813      135,557      185,516
ACCUMULATED CASH DISTRIBUTIONS,
         BEGINNING OF PERIOD                      593,243      395,980      505,330      271,277
-------------------------------------------------------------------------------------------------
ACCUMULATED CASH DISTRIBUTIONS,
         END OF PERIOD                          $ 640,887    $ 456,793    $ 640,887    $ 456,793
-------------------------------------------------------------------------------------------------
CASH DISTRIBUTIONS PER UNIT                     $    0.39    $    0.60    $    1.17    $    1.86
-------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

News Release - November 6, 2002
Page 13
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS
($CDN thousands, except per unit amounts)
(unaudited)

                                                        Three Months Ended      Nine Months Ended
                                                          September 30             September 30
                                                        2002         2001         2002        2001
-----------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)                                   $  (3,505)   $  30,349    $  40,297    $ 125,439
Add items not involving cash:
         Future income tax recovery                    (7,744)     (13,500)     (22,505)     (21,180)
         Depletion, depreciation and amortization      41,131       40,124      122,073      119,342
         Internalization of management
               contract (Note 2)                       25,892           --       25,892           --
         Amortization of commodity
               and foreign currency contracts          (1,568)      (4,639)      (3,086)     (15,199)
         Unrealized (gain)/loss on foreign
              exchange (Note 1)                         2,397        2,145         (197)       2,836
-----------------------------------------------------------------------------------------------------
                                                       56,603       54,479      162,474      211,238
Change in non-cash working capital                      1,987        7,850        2,125       10,349
-----------------------------------------------------------------------------------------------------
                                                       58,590       62,329      164,599      221,587
-----------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
Borrowing (repayments) of
         long-term debt, net                           55,772       41,774      (22,760)      53,924
Issue of trust units (Note 5)                           2,057          953      127,645        3,739
Trust unit issue costs (Note 5)                          (110)          (5)      (6,450)        (113)
Cash distributions paid                               (49,058)     (62,372)    (136,165)    (183,166)
-----------------------------------------------------------------------------------------------------
                                                        8,661      (19,650)     (37,730)    (125,616)
-----------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of Startech, net of cash received              --           --           --       (7,707)
Acquisition of properties                             (47,240)     (24,531)     (59,887)     (30,389)
Proceeds on disposition of properties                   1,222        8,176        2,726       15,205
Purchase of capital assets                            (13,851)     (26,133)     (59,800)     (72,078)
Reclamation fund contributions and
          actual costs incurred                          (928)        (191)      (4,100)      (4,333)
Acquisition of ARC Resources
         Management Ltd. (Note 2)                      (5,419)          --       (5,419)          --
-----------------------------------------------------------------------------------------------------
                                                      (66,216)     (42,679)    (126,480)     (99,302)
-----------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                             1,035           --          389       (3,331)
CASH, BEGINNING OF PERIOD                                  --           --          646        3,331
-----------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                 $   1,035    $      --    $   1,035    $      --
-----------------------------------------------------------------------------------------------------

CASH FLOW FROM OPERATIONS PER UNIT (Note 6)
-----------------------------------------------------------------------------------------------------
         BASIC                                      $    0.45    $    0.53    $    1.38    $    2.12
-----------------------------------------------------------------------------------------------------
         DILUTED                                    $    0.45    $    0.52    $    1.38    $    2.10
-----------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

News Release - November 6, 2002
Page 14
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002
(all tabular amounts in $CDN thousands, except per unit and volume amounts) (Unaudited)

1.       ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies as the most recent annual financial statements except as noted below. The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Trust's 2001 annual report.

         a) Effective for fiscal years beginning on or after January 1, 2002, the Canadian Institute of Chartered Accountants ("CICA") introduced new recommendations for the accounting for foreign exchange translation gains and losses on long-term monetary items. Such translation gains and losses are no longer to be deferred and amortized over the remaining term but rather are to be reflected in the statement of income in the period incurred. This change in accounting policy has been applied retroactively with restatement of prior periods.

                  The effect of this change in accounting policy was a decrease in opening accumulated earnings of $2,052,476 in 2002 and an increase in opening 2001 accumulated earnings of $1,105,908.

                  Net income for the three months ended September 30, 2002 decreased by $2,239,148 and net income for the nine months ended September 30, 2002 increased by $422,471, from the net income which would have been reported under the previous accounting policy. Net income for the three and nine months ended September 30, 2001 decreased by $2,125,643 and $2,804,332, respectively from the previously reported net income as a result of the change in accounting policy relating to the translation gain/loss on foreign-denominated long-term debt.

         b) Effective for fiscal years beginning on or after January 1, 2002, the Trust adopted the recommendations of the CICA on accounting for stock-based compensation which apply to new rights granted on or after January 1, 2002. The Trust has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost over the vesting period. As the exercise price of the rights granted approximates the market price of the trust units at the time of the grant date, no compensation cost has been provided in the statement of income.

                  The exercise price of the rights granted under the Trust's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the rights granted under the plan.

                  As it is not possible to determine the fair value of rights granted under the plan, compensation cost for proforma disclosure purposes has been determined based on the excess of the unit price over the exercise price at the date of the financial statements. For the three and nine months ended September 30, 2002, net income would be reduced by $80,757 and $101,479, respectively for the estimated compensation cost associated with rights granted under the plan on or after January 1, 2002.

News Release - November 6, 2002
Page 15
--------------------------------------------------------------------------------


2.       ACQUISITION OF ARC RESOURCES MANAGEMENT LTD.

Effective August 29, 2002, the Trust acquired all of the outstanding common shares of ARC Resources Management Ltd., ("ARML"), the Manager of the Trust. Total consideration for the transaction consisted of a cash payment of $4.25 million, the issuance of 298,648 Trust Units and 3,281,279 Exchangeable Shares to the Shareholders of ARML and the assumption of an obligation to pay retention bonuses to the Management of the Trust in the amount of $5.0 million as detailed below:

--------------------------------------------------------------------------------
Total consideration:
       Cash                                            $      4,250
       Trust units issued                                     3,802
       Exchangeable shares issued                            41,771
       Assumption of liability for retention bonuses          5,000
       Costs associated with the transaction                  1,169
--------------------------------------------------------------------------------
Total purchase price                                   $     55,992
--------------------------------------------------------------------------------

Prior to the acquisition, the Trust paid fees to ARML equal to three per cent of net production revenue and fees of 1.5 per cent and 1.25 per cent, respectively on the purchase price of acquisitions and dispositions in accordance with the terms of the management agreement between the Trust and ARML. The acquisition resulted in the elimination of all fees under the existing management contract which would have otherwise been in effect for a minimum five year period.

Of the total purchase price, $30.1 million was deferred and is being amortized over a five year period commencing in September 2002. The deferred amount includes $25.1 million for the incremental future revenue relating to management fees which would otherwise have been payable over the contract term based on existing established reserves at the time of the transaction. The $5.0 million value of future retention bonuses has also been included in the deferred amount. The retention bonuses are to be paid over a five year period to former management of ARML who are continuing in their capacities with the Trust. The remaining portion of the purchase price of $25.9 million has been expensed in the current period. The expensed portion represents future management, acquisition and disposition fees on incremental reserves over the remaining five year term of the management contract and the value of directly hiring existing management and staff of ARML.

The five year amortization term is in line with forfeiture and escrow provisions on trust units and exchangeable shares, the five year payment term of retention bonuses, and the remaining minimum period over which the Trust would otherwise have paid fees under the management contract.

3.       LONG-TERM DEBT

Effective May 1, 2002, the revolving period of the existing credit facilities was extended for an additional 364 days to April 30, 2003. In the event that the revolving period is not extended in the future, the loan balance becomes repayable over a two year term period with 20 per cent of the loan balance payable on April 30, 2004 followed by three quarterly payments of five per cent of the loan balance and a lump sum payment of 65 per cent of the loan balance at the end of the term period.

4.       FINANCIAL INSTRUMENTS

The following contracts were outstanding as at September 30, 2002. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $22.0 million as at September 30, 2002.

News Release - November 6, 2002
Page 16
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                Average
                                          Daily                Contract      Price
COMMODITY CONTRACTS                    Quantity           Prices ($)(1)      Index                             Term
--------------------------------------------------------------------------------------------------------------------
Crude oil fixed price contracts      7,100 bbls                   42.05        WTI        January 2003 - March 2003
                                     4,000 bbls                   39.93        WTI      April 2003 - September 2003
Crude oil fixed price contracts
(embedded put option)(2)             1,000 bbls        42.12 (35.80)(2)        WTI     October 2002 - December 2002
                                     4,000 bbls        39.66 (31.72)(2)        WTI     January 2003 - December 2003
Crude oil fixed price contracts
(embedded double put option)(3)      2,000 bbls        41.63 (31.72)(3)        WTI     October 2002 - December 2002
Crude oil fixed price contracts
(embedded "cancel level")(4)        10,000 bbls        38.81 (28.27)(4)        WTI     October 2002 - December 2002
Crude oil call option                5,000 bbls                   42.82        WTI     October 2002 - December 2002
Natural gas fixed price contracts     15,000 GJ                    3.91       AECO                     October 2002
                                       1,000 GJ                    3.43       AECO       November 2002 - March 2003
                                      27,823 GJ                    4.50       AECO        April 2003 - October 2003
Natural gas collared contracts         5,000 GJ             3.50 - 5.64       AECO                     October 2002
Natural gas collared contracts
(embedded put option)(5)              10,000 GJ   3.50 - 4.00 (2.50)(5)       AECO     October 2002 - December 2002
--------------------------------------------------------------------------------------------------------------------

                                    Monthly Contract            Average
FOREIGN CURRENCY CONTRACTS           Amount (US$000)      Contract Rate                                        Term
--------------------------------------------------------------------------------------------------------------------
Fixed rate foreign exchange
   contracts (sell)                    4,730(6)                 1.5900                 January 2003 - December 2003
--------------------------------------------------------------------------------------------------------------------

The Trust fixed the price of electricity on five megawatts per hour ("MW/h") through December 31, 2010 at a price of $63.00/MW/h. Settlement of this contract would have required a net payment by the Trust as at September 30, 2002 of $4.0 million to $5.6 million.

The following contracts, with a liability book value of $8.4 million, were outstanding as at September 30, 2002. These contracts were acquired in conjunction with the Startech acquisition effective January 31, 2001 at which time the market value of the contracts was a liability of $33.1 million. Settlement of these contracts would have resulted in a net payment by the Trust of $12.8 million as at September 30, 2002.

--------------------------------------------------------------------------------------------------------------------
                                                              Average
                                              Daily          Contract        Price
COMMODITY CONTRACTS                        Quantity     Prices ($)(1)        Index                             Term
--------------------------------------------------------------------------------------------------------------------
Crude oil fixed price contracts          5,000 bbls             37.53          WTI     October 2002 - December 2002
Natural gas fixed price contracts         20,750 GJ              4.57         AECO                     October 2002
                                           4,000 GJ              2.71         AECO     November 2002 - October 2004
                                             750 GJ              3.47     San Juan                     October 2002
                                           1,500 GJ              3.77      Ventura                     October 2002
Natural gas collared contracts             2,000 GJ       2.30 - 3.10         AECO                     October 2002
--------------------------------------------------------------------------------------------------------------------

                                      Monthly Contract              Average
FOREIGN CURRENCY CONTRACTS             Amount (US$000)        Contract Rate                                    Term
--------------------------------------------------------------------------------------------------------------------
Fixed rate foreign exchange
   contracts (sell)                    2,000                         1.4335            October 2002 - December 2002
                                       1,500                         1.4106            January 2003 - December 2003
--------------------------------------------------------------------------------------------------------------------

(1) Commodity contracts denominated in US$ have been converted to CDN$ at the period end exchange rate.

(2) Counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis.

(3) Counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis. The put option is exercisable at $0.02/bbl for each $0.01/bbl that the index price falls below the specified price.

News Release - November 6, 2002
Page 17
--------------------------------------------------------------------------------

(4) Contract is neutral if index falls below the "cancel level" price (as denoted in brackets) on a daily settlement basis.

(5) Counterparty may exercise a put option at $2.50/GJ if index falls below specified price on a monthly settlement basis.

(6)      Average monthly contract amount for the remaining term.

5.       UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

On August 29, 2002 the Trust issued 298,648 units and 3,281,279 exchangeable shares of ARML to shareholders of ARML pursuant to the acquisition of all of the outstanding common shares of ARML. The exchangeable shares issued to ARML shareholders are a new series of exchangeable shares which are not publicly traded.

The exchangeable shares issued to ARML shareholders had an exchange ratio of 1:1 at the time of issuance. These exchangeable shares can be converted (at the option of the holder) into trust units at any time on or after August 29, 2002. The number of trust units issuable upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is calculated monthly based on the cash distribution paid to unitholders divided by the ten day weighted average unit price preceding the record date. The exchangeable shares are not eligible for distributions and, in the event that they are not converted, any outstanding shares are redeemable by the Trust on or after August 30, 2005 until August 29, 2012.

--------------------------------------------------------------------------------
                                                            Number
TRUST UNITS                                               of units            $
--------------------------------------------------------------------------------
Balance, beginning of period                               110,609    1,029,538
Issued for cash                                             10,000      120,500
Issued to ARML shareholders                                    299        3,802
Issued on exercise of employee rights                          714        4,952
Issued on conversion of Exchangeable shares - ARL              200        1,894
Issued on conversion of Exchangeable shares - ARML             929       11,729
Distribution re-investment program                             177        2,193
Trust unit issue costs                                          --       (6,450)
--------------------------------------------------------------------------------
Balance, end of period                                     122,928    1,168,158
--------------------------------------------------------------------------------

During the quarter, 15,191 ARC Resources Ltd. ("ARL") exchangeable shares were converted into trust units at an average exchange ratio of 1.27944 trust units for each ARL exchangeable share. At September 30, 2002 the ARL exchange ratio was 1.28106.

--------------------------------------------------------------------------------
                                                          Number
EXCHANGEABLE SHARES - ARL                              of shares              $
--------------------------------------------------------------------------------
Balance, beginning of period                                 915         10,392
Exchanged for trust units                                   (167)        (1,894)
--------------------------------------------------------------------------------
Balance, end of period                                       748          8,498
Exchange ratio, end of period                            1.28106             --
--------------------------------------------------------------------------------
Trust units issuable upon conversion                         958          8,498
--------------------------------------------------------------------------------

During the quarter, 921,326 ARML exchangeable shares were converted into trust units at an average exchange ratio of 1.00782 trust units for each ARML exchangeable share. At September 30, 2002 the ARML exchange ratio was 1.01024.

News Release - November 6, 2002
Page 18
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                           Number
EXCHANGEABLE SHARES - ARML                              of shares             $
--------------------------------------------------------------------------------
Balance, beginning of period                                   --            --
Issued to ARML shareholders                                 3,281        41,771
Exchanged for trust units                                    (921)      (11,729)
--------------------------------------------------------------------------------
Balance, end of period                                      2,360        30,042
Exchange ratio, end of period                             1.01024            --
--------------------------------------------------------------------------------
Trust units issuable upon conversion                        2,384        30,042
--------------------------------------------------------------------------------
TRUST UNITHOLDERS' CAPITAL AS AT SEPTEMBER 30, 2002       126,270     1,206,698
--------------------------------------------------------------------------------

During the quarter, a total of 45,298 rights were issued to employees, officers and directors at a price of $12.80 on September 30th, 2002.

At September 30th, 2002 there were 2,998,693 trust unit rights outstanding of which 551,367 were exercisable.

--------------------------------------------------------------------------------
                                                          Number
RIGHTS                                                 of rights              $
--------------------------------------------------------------------------------
Balance, beginning of period                               2,509           9.05
Granted                                                    1,280          12.06
Exercised                                                   (714)          6.94
Cancelled                                                    (76)         10.91
--------------------------------------------------------------------------------
Balance before reduction of exercise price                 2,999          11.02
Reduction of exercise price                                   --          (0.29)
--------------------------------------------------------------------------------
Balance, end of period                                     2,999          10.73
--------------------------------------------------------------------------------

See note 1 b) for proforma impact on net income of compensation expense associated with rights issued on or after January 1, 2002.

6.       NET INCOME AND CASH FLOW FROM OPERATIONS PER TRUST UNIT

Basic per unit amounts have been computed on the basis that the outstanding exchangeable shares have been converted at the average exchange ratio during the period.

Basic per unit calculations for the nine month period ended September 30, 2002 were based on weighted average trust units outstanding of 117,336,480 (99,777,416 in 2001). Diluted per unit calculations for the nine month period ended September 30, 2002 included 634,587 additional trust units for the dilutive impact of employee rights (646,898 in 2001).

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer
For further information about ARC Energy Trust, please visit our website www.arcresources.com or contact:

             Investor Relations, E-mail: arc_energy_trust@arcresources.com
             Telephone:  (403) 503 - 8600        Fax: (403) 509 - 6417

                          Toll Free: 1 (888) 272 - 4900
                               ARC Resources Ltd.
                            2100, 440 - 2nd Avenue SW
                               Calgary, AB T2P 5E9